Exhibit 99.1
SINA Reports First Quarter 2009 Financial Results
SHANGHAI, China—June 9, 2009—SINA Corporation (Nasdaq GS: SINA), a leading online media company and mobile value-added service (MVAS) provider for China and for the global Chinese communities, today announced its unaudited financial results for the quarter ended March 31, 2009.
First Quarter 2009 Highlights
•	Net revenues increased 3% year over year to $73.8 million, within the Company’s guidance of between $73.0 million and $77.0 million.

•	Advertising revenues decreased 10% year over year to $43.2 million, within the Company’s guidance of between $43.0 million and $46.0 million.

•	Non-advertising revenues increased 30% year over year to $30.6 million, within the Company’s guidance of between $30.0 million and $31.0 million.

•	GAAP net income* decreased 31% year over year to $9.7 million, or $0.17 diluted net income per share.

•	Non-GAAP net income* ** decreased 24% year over year to $13.5 million, or $0.23 diluted non-GAAP net income per share.

*	Net income for the first quarter of 2008 has been revised (see explanation under non-operating income section below).

**	Non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below entitled “Reconciliation of Non-GAAP to GAAP Results.”
“The uncertainty in the Chinese economy at the beginning of the year had a severe impact on our online advertising business in the first quarter of 2009. Although market visibility is still relatively low, we have seen improved confidence and sentiment among our advertisers.” said Charles Chao, CEO of SINA. “While fighting the tough economic cycle, we remain focused on our long-term strategy in building the leading online media platform in China by investing in products, content and brand. We believe our investments in the downturn will make SINA a more competitive company in the long run when the Chinese economy further recovers.”
Financial Results
For the first quarter of 2009, SINA reported total revenues of $73.8 million, compared to $71.3 million in the same period in 2008 and $101.5 million for the fourth quarter of 2008.
Advertising revenues for the first quarter of 2009 totaled $43.2 million, representing a 10% decrease from the same period last year and a 38% decrease from last quarter. For the first quarter of 2009, advertising revenues from China accounted for 98% of the Company’s total advertising revenues and also experienced the same degree of decline from the same period last year and last quarter.
Non-advertising revenues for the first quarter of 2009 totaled $30.6 million, representing a 30% increase from the same period in 2008 and a 4% decline from the previous quarter. For the first quarter of 2009, MVAS revenues, which accounted for 95% of non-advertising revenues, reached $29.0 million, representing a 34% increase from the same period last year and a 3% decline sequentially.

Gross margin for the first quarter of 2009 was 52%, compared to 59% for the same period last year and 60% last quarter. Advertising gross margin for the first quarter of 2009 was 50%, compared to 60% in the same period last year and 64% in the previous quarter. Excluding stock-based compensation and amortization expense of intangible assets, non-GAAP advertising gross margin for the first quarter of 2009 was 52%, compared to 62% in the same period last year and 65% in the previous quarter. The decrease in advertising gross margin was due to a decline in advertising revenues without a proportionate decrease in advertising cost of revenues. MVAS gross margin for the first quarter of 2009 was 55%, compared to 56% in the same period last year and 50% last quarter. The sequential increase in MVAS gross margin was mainly due to a shift in product mix toward MVAS with lower revenue share with channel partners.
Operating expenses for the first quarter of 2009 totaled $29.9 million, an increase of 4% from the same period last year and a decrease of 24% from last quarter. Non-GAAP operating expenses for the first quarter of 2009, which exclude stock-based compensation and amortization expense of intangible assets, was $26.9 million, representing a 4% increase from the same period last year and a 26% decrease from last quarter. The sequential decrease in operating expenses was mainly due to lower marketing expenditures and professional service fees, as well as lower accrued bonuses and commissions.
Income from operations for the first quarter of 2009 was $8.7 million, compared to $13.4 million for the same period last year and $21.5 million from last quarter. Non-GAAP income from operations for the first quarter of 2009 was $12.5 million, compared to $17.0 million for the same period last year and $25.6 million from last quarter.
Interest and other income for the first quarter of 2009 was $3.1 million, compared to $4.2 million for the same period last year and $5.5 million last quarter.
On June 5, 2009, the Company furnished a Form 6-K/A to the Securities and Exchange Commission to amend the Form 6-K furnished to the Securities and Exchange Commission on May 16, 2008, including the press release and unaudited financial results as of March 31, 2008 and for the three months ended March 31, 2008 (the “Q1 2008 Press Release”).
The Company’s results for the first quarter of 2008 included $2.0 million of net foreign exchange gains mainly related to capital repatriation from the closing of a subsidiary in the PRC (“foreign exchange gains”), which the Company recognized as other income under non-operating income. After reviewing the accounting treatment for the foreign exchange gains, the Company and its independent accountant determined that the requirements for releasing cumulative translation adjustments of liquidated foreign subsidiaries and recognizing the released amounts as foreign exchange gains in the income statement under Statement of Financial Accounting Standards No. 52, Foreign Currency Translation (“SFAS 52”) and FASB Interpretation 37, Accounting for Translation Adjustments upon Sale of Part of an Investment in a Foreign Entity-an interpretation of FASB Statement No. 52 (“FIN 37”) were not met, and the Company is, therefore, required to reverse such gains from non-operating income, net income and net income per share in the relevant period covered by the Q1 2008 Press Release. These adjustments do not impact the Company’s cash position, revenues or income from operations.
Provision for income taxes for the first quarter of 2009 was $2.1 million, compared to $3.6 million for the same period last year and $1.8 million last quarter. The Company made a provision for income taxes for the first quarter of 2009 assuming an effective tax rate of 12% for its China operations.
Net income for the first quarter of 2009 was $9.7 million, or $0.17 diluted net income per share, compared to $14.1 million, or $0.23 diluted net income per share, for the same period last year. Non-GAAP net income for the first quarter of 2009 was $13.5 million, or $0.23 diluted non-GAAP net income per share, compared to $17.6 million, or $0.29 diluted non-GAAP net income per share, for the same period last year.
As of March 31, 2009, SINA’s cash, cash equivalents and short-term investments totaled $564.3 million, compared to $511.6 million and $603.8 million as of March 31, 2008 and December 31, 2008, respectively. The sequential decrease in cash, cash equivalents and short-term investments reflects a $50 million share repurchase implemented in the first quarter of 2009 (see also Share Repurchase Program below). Cash flow from operating activities for the first quarter of 2009 was $15.9 million, compared to $24.7 million for the same period last year and $44.5 million last quarter.
Business Outlook
The Company currently estimates its total revenues for the second quarter of 2009 to be between $85 million and $89 million, with advertising revenues to be between $55 million and $58 million and non-advertising revenues to be between $30 million and $31 million. Stock-based compensation for the second quarter of 2009 is expected to be approximately $3 million to $4 million, which excludes any new shares that may be granted.
Announced Merger
On December 22, 2008, the Company announced that it entered into a definitive agreement with Focus Media Holding Limited (“FMCN”) to acquire substantially all of the assets of FMCN’s digital out-of-home advertising networks, including LCD display network, poster frame network and certain in-store network. The transaction is intended to combine the new media platform of the two companies in China to provide more effective and integrated marketing solutions to customers. The transaction is subject to customary closing conditions and certain regulatory approvals. Currently, the transaction is being reviewed by the Department of Commerce of China for anti-trust. If such review is completed and the approval is obtained in the third quarter of 2009, the transaction is expected to be completed by the end of the third quarter. Based on the December 22, 2008 announcement, SINA will issue 47 million newly issued ordinary shares to FMCN as consideration for the acquired assets. FMCN will then distribute SINA shares to its shareholders shortly after the closing.

Share Repurchase Program
Under the $100 million share repurchase program approved by the Company’s Board of Directors, as of June 9, 2009, the Company has purchased approximately 2.5 million shares in the open market at an average price of $20.37 for a total consideration of $50 million. The Company expects to continue the repurchase program with the remaining $50 million on an opportunistic basis.
Non-GAAP Measures
This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.
Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP diluted net income per share and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain special items, including stock-based compensation charge and amortization of intangible assets from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payment and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding the non-cash amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.
Conference Call
SINA will host a conference call at 9:00 p.m. Eastern Time today to present an overview of the Company’s financial performance and business operations for the first quarter of 2009. The dial-in number for the call is +1-866-730-5767 (US) or +1-857-350-1591 (International) and the pass code is 87574215. A live Webcast of the call will be available from 9:00 p.m. — 10:00 p.m. ET on Tue, June 9, 2009 (9:00 a.m. — 10:00 a.m. Beijing Time on June 10, 2009). The call can be accessed through SINA’s corporate web site at http://corp.sina.com. The call will be archived for 12 months on SINA’s corporate web site at http://corp.sina.com. A replay of the conference call will be available through June 16, 2009 at midnight eastern time. The dial-in number is +1-888-286-8010 (US) or +1-617-801-6888 (International). The pass code for the replay is 15836172.
About SINA
SINA Corporation (Nasdaq GS: SINA) is a leading online media company and mobile value-added service provider for China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services, including region-focused online portals, MVAS, social networking service (SNS), blog, audio and video streaming, album, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described without limitation in the “Business Outlook” section, the “Announced Merger” section, the “Share

Repurchase Program” section and in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the recent slower growth of the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, including the changes by mobile operators in China to their policies for MVAS, the Company’s ability to develop and market other MVAS products, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, any failure to successfully develop and introduce new products and any failure to successfully integrate acquired businesses. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2007 and its other filings with the Securities and Exchange Commission.
Contact:
Cathy Peng
Investor Relations Manager
SINA Corporation
Phone: 86-10-82628888 x3112
Email: ir@staff.sina.com.cn

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2009	2008	2008

Net revenues:
Advertising	$43,171	$47,836	$69,518
Non-advertising	30,594	23,479	32,020

	73,765	71,315	101,538

Cost of revenues:
Advertising (a)	21,637	19,032	25,152
Non-advertising	13,495	10,178	15,566

	35,132	29,210	40,718

Gross profit	38,633	42,105	60,820

Operating expenses:
Sales and marketing (a)	15,829	14,997	21,421
Product development (a)	7,479	6,014	8,279
General and administrative (a)	6,193	7,411	9,235
Amortization of intangibles	411	257	411

	29,912	28,679	39,346

Income from operations	8,721	13,426	21,474

Non-operating income:
Interest and other income, net	3,080	4,240	5,471

	3,080	4,240	5,471

Income before income taxes	11,801	17,666	26,945
Provision for income taxes	(2,052)	(3,580)	(1,788)

Net income	$9,749	$14,086	$25,157

Basic net income per share	$0.18	$0.25	$0.45

Diluted net income per share	$0.17	$0.23	$0.42

Shares used in computing basic net income per share	54,414	55,547	56,100
Shares used in computing diluted net income per share	58,446	60,239	60,277
(a) Stock-based compensation included under SFAS 123R was as follows:

Cost of revenues — advertising	$627	$724	$839
Sales and marketing	520	499	509
Product development	436	460	514
General and administrative	1,689	1,619	1,718

SINA CORPORATION
RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	March 31, 2009				March 31, 2008				December 31, 2008
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

		627	(a)							839	(a)
		89	(b)			724	(a)			89	(b)

Gross profit	$38,633	$716		$39,349	$42,105	$724		$42,829	$60,820	$928		$61,748

		(2,645	)(a)			(2,578	)(a)			(2,741	)(a)
		(411	)(b)			(257	)(b)			(411	)(b)

Operating expenses	$29,912	$(3,056)		$26,856	$28,679	$(2,835)		$25,844	$39,346	$(3,152)		$36,194

		3,272	(a)			3,302	(a)			3,580	(a)
		500	(b)			257	(b)			500	(b)

Income from operations	$8,721	$3,772		$12,493	$13,426	$3,559		$16,985	$21,474	$4,080		$25,554

		3,261	(a)			3,302	(a)			3,569	(a)
		470	(b)			257	(b)			470	(b)

Net income	$9,749	$3,731		$13,480	$14,086	$3,559		$17,645	$25,157	$4,039		$29,196

Diluted net income per share	$0.17			$0.23	$0.23			$0.29	$0.42			$0.48

Shares used in computing diluted net income per share	58,446			58,446	60,239			60,239	60,277			60,277

Gross margin — advertising	50%	2%		52%	60%	2%		62%	64%	1%		65%

(a)	To adjust stock-based compensation charges

(b)	To adjust amortization of intangible assets

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended
	March 31,		December 31,
	2009	2008	2008

Net revenues
Advertising	$43,171	$47,836	$69,518
Mobile related	28,980	21,691	29,993
Others	1,614	1,788	2,027

	$73,765	$71,315	$101,538

Cost of revenues
Advertising	$21,637	$19,032	$25,152
Mobile related	13,108	9,524	14,930
Others	387	654	636

	$35,132	$29,210	$40,718

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	March 31,	December 31,
	2009	2008
Assets
Current assets:

Cash and cash equivalents	$333,558	$383,320
Short-term investments	230,709	220,504
Accounts receivable, net	70,999	79,183
Other current assets	13,093	9,424

Total current assets	648,359	692,431

Property and equipment, net	31,461	34,111
Goodwill and intangible assets, net	94,027	94,527
Other assets	1,853	1,425

Total assets	$775,700	$822,494

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,721	$1,397
Accrued liabilities	64,641	76,119
Income taxes payable	19,039	17,391
Convertible debt	99,000	99,000

Total current liabilities	184,401	193,907

Other long-term liabilities	4,039	4,039

Total liabilities	188,440	197,946

Shareholders’ equity	587,260	624,548

Total liabilities and shareholders’ equity	$775,700	$822,494